Room 4561

April 26, 2007

Mr. John S. Marr
Chief Executive Officer and
President
Tyler Technologies, Inc.
5949 Sherry Lane, Suite 1400
Dallas, TX 75225

> **Re:** **Tyler Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 001-10485**

Dear Mr. Marr:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 20

1.   We note your disclosure regarding several key performance indicators which you analyze in order to manage your business and evaluate your financial and operating performance. Information regarding several of these indicators does not

appear to be included within your disclosures. These include the number and size of software license sales, customer base and churn, and various categories of personnel expenses and the related headcount. Please tell us what consideration you gave to providing quantitative disclosure of these key indicators in your MD&A. See Section III.B.1 of SEC Release No. 33-8350 that indicates such disclosure may be required.

Analysis of Results of Operations and Other, page 23

2.	In the discussion of your results of operations, you refer to various factors that have impacted results without quantifying the impact of each factor. For example, you refer to several factors that contributed to the increases in software licenses and services, but give no indication of the relative impact of each factor. Please explain to us how you considered Section III.D of SEC Release No. 33-6835.

Financial Condition and Liquidity, page 29

3.	You disclose that cash generated from operating activities is your primary source of liquidity, yet your discussion of operating cash flow is limited to a discussion of your year-end cash balances, days sales outstanding, and one brief sentence that refers to "additional maintenance customers and new contract signings." When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect the reconciliation from net income to operating cash flows. Please tell us how you concluded that your disclosures provide a sufficient basis for readers to analyze the changes in your operating cash flows and how you considered the guidance in Section IV.B.1 of SEC Release 33-8350.

Financial Statements

Note 1. Summary of Significant Accounting Policies, page F-7

Segment and Related Information, page F-11

4.	We note the disclosure on page 4 indicating that you have four major "product areas." Separately, we note that your MD&A disclosures include references to how certain product areas impacted revenues. In view of these disclosures, please tell us what consideration you have given to quantifying revenue for these product areas in accordance with paragraph 37 of SFAS 131.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Davis, Staff Accountant at (202) 551-3408 or me at (202) 551-3451 if you have questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief